ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 25, 2013	Harsha Pulluru
T +1 617 951 7291
F +1 617 235 0658
harsha.pulluru@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Schroder Series Trust (the “Registrant”)
(File No. 333-187383)

Dear Ms. Browning,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 11, 2013 in connection with the above-referenced registration statement on Form N-14, filed with the Commission on April 2, 2013 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).  Summaries of the Staff’s comments are set forth below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.

General

1.              Comment.  Please confirm supplementally that all of the information required by Form N-14 is contained in the registration statement.

Response.  The Registrant confirms that the Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-14 will contain all of the information required by Form N-14.  Although the Registrant does not believe that Item 16 of Form N-14 requires that a proxy ballot be filed as an exhibit, Pre-Effective Amendment No. 2 will include the proxy ballots attached as Exhibit A hereto and a table listing the number of shares of each Target Fund outstanding as stated in response to Comment 16 below.

Combined Proxy Statement/Prospectus

2.              Comment.  Under the question, “Will there be any changes to my fees as a result of the Reorganizations?”, the disclosure states that “[i]t is expected that, following the proposed Reorganizations, the expenses borne by Target Fund shareholders would generally be the same as or lower than the expenses they currently bear . . .” Please revise this sentence to state whether there will be any material differences in the expenses borne by Target Fund shareholders following the proposed Reorganizations.

Response.  The disclosure noted above will be revised as follows:

“It is expected that, following the proposed Reorganizations, the expenses borne by Target Fund shareholders will not be materially different than the expenses they currently bear . . .”

3.              Comment.  Under the question, “Will there be any changes to my fees and expense as a result of the Reorganizations?” and in Footnote 3 to the “Current and Pro Forma Fees and Expenses” tables for Proposals 1 and 2, the exclusion to the expense limitation applies to “Acquired Fund Fees and Expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses.”  Please clarify the meaning of the phrase “other indirect acquired fund expenses.”

Response.  The phrase “other indirect acquired fund expenses” was intended to reference acquired fund fees and expenses that represent less than one basis point of a fund’s assets, and as a result were not included as a separate line item in the expense table despite their exclusion from the expense limitation.  The term was used in order to permit the standardization of the expense exclusion language across the Schroder Funds, including funds where such expenses did constitute an amount greater than one basis point.  In response to your comment, however, the expense limitation exclusion language will be revised such that the exclusion applies to “acquired fund fees and expenses, interest, taxes, and extraordinary expenses.”

4.              Comment. Under the question, “Will there be any changes to my fees and expense as a result of the Reorganizations?” and in Footnote 3 to the “Current and Pro Forma Fees and Expenses” tables for Proposals 1 and 2, please disclose any material differences between the exclusions from the expense limitations for the Target Funds and the Acquiring Funds.  Please supplementally clarify whether brokerage commissions are excluded from the expense limitation for the Acquiring Funds.

Response.  Brokerage commissions are excluded from the expense limitations for both the Target Funds and the Acquiring Funds, and as a result, there are no material differences between the expense limitations.  While the disclosure relating to the expense limitation for the Target Funds specifically excludes brokerage commissions, the disclosure relating to the expense limitation for the Acquiring Funds does not do so because the Registrant does not consider brokerage commissions paid by the Acquiring Funds technically to be “expenses.”    In addition, because brokerage commissions would not be reflected in the expense tables in any event, Registrant does not consider it necessary to specifically exclude them from the expense limitation.  We further note that the Funds are fixed-income funds, and so are not likely to incur material brokerage commissions.

5.              Comment. Under the question, “Why am I being asked to vote on the Advisory Agreement?”, the disclosure states that “[t]he terms of the Interim Advisory Agreement, including the amount of compensation payable to STW, are substantially identical to the terms of the Previous Advisory Agreement, except for the effective date, termination date and fee escrow provisions.”  Please provide disclosure stating whether there are any material differences between the agreements.

Response.  The disclosure noted above will be revised as follows:

“The terms of the Interim Advisory Agreement, including the amount of compensation payable to STW, are identical in all material respects to the terms of the Previous Advisory Agreement, except for the effective date, termination date and fee escrow provisions.”

Similarly, all references in the Proxy/Prospectus to the terms of the Interim Advisory Agreement and the Advisory Agreement being “substantially identical” to the terms of the Previous Advisory Agreement will be revised to state that they are “identical in all material respects.”

6.              Comment.  In the “Questions and Answers” section at the beginning of the Proxy/Prospectus, please consider providing further disclosure relating to SIMNA.

Response. The Registrant does not believe such disclosure is necessary and therefore respectfully declines to make any changes in response to this comment.

Section A — Reorganization Proposals

7.              Comment. In Footnote 3 to the “Current and Pro Forma Fees and Expenses” tables for Proposals 1 and 2, please provide disclosure stating that the expense limitation is not an absolute cap, and that to the extent a fund incurs an expense that is excluded from the expense limitation, the fund’s expenses may be greater than the expense limitation.

Response.  The Registrant notes that the disclosure specifically lists the expenses that are excluded from the expense limitation and so believes that it is clear that the expense limitation does not apply to the extent a Fund incurs excluded expenses. As a result, Registrant respectfully declines to make any changes in response to this comment.

8.              Comment. The disclosure in the first paragraph under the sub-heading “Comparison of Fundamental Investment Policies” states that “SIMNA does not believe that the differences between the fundamental investment policies of the Target Funds and the Acquiring Funds result in any material differences between the way the Funds have been managed and the way the combined Funds will be managed.” In the place of a statement that SIMNA does not believe that there are any material differences between the fundamental investment policies of the Target Funds and Acquiring Funds, please provide disclosure stating whether there are, in fact, any material differences.

Response.  The disclosure noted above will be revised as follows:

“The differences between the fundamental investment policies of the Target Funds and the Acquiring Funds will not result in any material differences between the way the Funds have been managed and the way the combined Funds will be managed.”

9.              Comment. Under the sub-heading “Reasons for the Proposed Reorganizations and Board Deliberations,” please provide disclosure stating that the Board of Trustees of the Target Funds has determined that the Reorganizations are in the best interests of the Target Funds and that the interests of the Target Funds’ shareholders will not be diluted as a result of the Reorganizations.

Response.  The following statement will be added to the “Reasons for the Proposed Reorganizations and Board Deliberations” section immediately following the statement of potential benefits of the Reorganization:

“The Board of your Target Fund, including a majority of the trustees who are not “interested persons” (as defined in the 1940 Act) of the Target Funds or of any other company or series participating in the Reorganizations, has also determined that the Reorganizations are in the best interests of the Target Funds and that your interests will not be diluted as a result of the Reorganizations.”

10.       Comment.  Please provide disclosure detailing any Section 15(f) representations made by the Acquiring Funds.

Response.  The Registrant notes that the Acquiring Funds have not made any 15(f) representations in connection with the Transaction.  As a result, no disclosure relating to Section 15(f) representations is necessary.

11.       Comment. Please supplementally confirm whether any Funds utilize derivatives, including total return swaps, as a principal investment strategy.  If the Funds invest in derivatives, please further confirm that the Registrant has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response.  Registrant notes that while the disclosure relating to liquidity risk contains a reference to derivatives, the Funds do not currently intend to invest in derivatives, including in total return swaps, as a principal investment strategy.

Section B — Advisory Agreement Proposals

12.       Comment. Section A, titled “Reorganization Proposals” contains sub-headings for Proposal 1 and Proposal 2.  Please consider adding similar sub-headings to Section B, titled “Advisory Agreement Proposals,” noting the relevant proposals in order to conform to earlier usage.

Response.  The sub-heading “Proposals 3-4. Approval of Advisory Agreements for STW Long Duration Investment-Grade Bond Fund and STW Broad Tax-Aware Value Bond Fund” will be added immediately following the heading “Section B — ADVISORY AGREEMENT PROPOSALS.”

13.       Comment. The second paragraph under the heading “The Target Funds’ Interim Advisory Agreement” states that “[t]he terms of the Interim Advisory Agreement, including the amount of compensation payable to STW, are substantially identical to the terms of the Previous Advisory Agreement, except for the effective date, termination date and fee escrow provisions.”  Please revise this language to reflect Rule 15a-4, which requires compensation received under an interim contract to be no greater than the compensation the adviser would have received under the previous contract.

Response.  The disclosure noted above will be revised as follows:

“The compensation payable to STW under the Interim Advisory Agreement is no greater than what STW would have received under the Previous Advisory Agreement, and the terms of the Interim Advisory Agreement are identical in all material respects to the terms of the Previous Advisory Agreement, except for the effective date, termination date and fee escrow provisions.”

14.       Comment. The third paragraph under the sub-heading “Costs of Advisory Services and Economies of Scale” states that “. . . [t]he Advisory Agreement is substantially identical to the Previous Advisory Agreement except for the date.”  Elsewhere in Section B, the disclosure indicates that the Advisory Agreement is substantially identical to the Previous Advisory agreement “except for the effective date, termination date and fee escrow provisions.”  Please reconcile this language.

Response. The disclosure stating that the Advisory Agreement is identical to the Previous Advisory Agreement “except for the date” will be revised to state that it is identical “except for the effective date, termination date and fee escrow provisions.”

15.       Comment.  Please confirm supplementally that, pursuant to Rule 488(a)(1) under the Securities Exchange Act of 1933, Proposals 3-4 relate to the continuation of a current advisory contract.

Response.  The Registrant confirms that, pursuant to Rule 488(a)(1) under the Securities Exchange Act of 1933, Proposals 3-4 relate to the continuation of a current advisory contract.

Section C — Proxy Voting and Shareholder Meeting Information

16.       Comment. Please include the number of shares of each class of each Target Fund outstanding in the table under the sub-heading “Voting.”

Response. The table noted above will be completed to provide the number of shares of each class of each Target Fund outstanding as of March 15, 2013:

Institutional Shares
STW Long Duration Investment-Grade Bond Fund
Shares Outstanding/Total Votes to which Entitled	4,975,078.711

STW Broad Tax-Aware Value Bond Fund
Shares Outstanding/Total Votes to which Entitled	10,190,133.796

17.       Comment. The paragraph under the sub-heading “Simultaneous Meetings” states that the meeting for each Target Fund will be held simultaneously with the meeting for each other target Fund.  Please revise this disclosure to state that they hold “joint” rather than “simultaneous” meetings in order to clarify that shareholders who own shares of both Target Funds will be able to vote on proposals relating to both Target Funds.

Response.  The paragraph noted above will be revised as follows:

“Joint Meetings. The meeting for each Target Fund will be held jointly with the meeting for each other Target Fund, with each proposal being voted on separately by the shareholders of the relevant Target Fund. If any shareholder objects to the holding of joint meetings, the shareholder may move for an adjournment of his or her Target Fund’s meeting to a time after the Meeting so that a meeting for that Target Fund may be held separately. If a shareholder makes this motion, the persons named as proxies will take into consideration the reasons for the objection in deciding whether to vote in favor of the adjournment, and may vote for or against the adjournment in their discretion.”

Exhibit A

18.       Please explain supplementally why the disclosure responsive to Item 8 of Form N-1A, relating to financial intermediary compensation, deviates from what is provided in Form N-1A.

Response. Registrant notes that Item 8 of Form N-1A specifically provides that a “Fund may modify the statement if the modified statement contains comparable information.”  Registrant believes that the disclosure in Exhibit A to the Registrant’s registration statement on Form N-14 contains comparable information to what is provided in Form N-1A.

Tandy

19.       Comment.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response.  The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registration statement that is the subject of this letter.  The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Harsha Pulluru

Harsha Pulluru

Exhibit A

Proxy Cards

small barcode here

PROXY CARD

STW Broad Tax-Aware Value Bond Fund
PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 10, 2013

The undersigned, revoking previous proxies with respect to the units of beneficial interest of the STW Broad Tax-Aware Value Bond Fund (the “Target Fund”) in the name of undersigned (the “Shares”), hereby appoints Michael Beattie and Dianne Sulzbach as proxies, each with full power of substitution, to vote, as directed on the reverse side, at the special meeting of shareholders of the Target Fund, to be held at the offices of the Target Fund’s administrator, SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456, at 10:00 a.m., Eastern Time, on Thursday, June 10, 2013, and any adjournments or postponements thereof (the “Meeting”) all of the Shares that the undersigned would be entitled to vote if personally present.

This Proxy will, when properly executed, be voted as directed herein by the signing shareholder(s). If no contrary direction is given when the duly executed Proxy is returned, this Proxy will be voted FOR each of the proposals described in the Proxy Statement and set forth on the reverse side, and will be voted in the appointed proxies’ discretion upon such other business as may properly come before the Meeting.

John Q. Shareholder FBO Timmy Shareholder 11 Proxy Vote Road Proxyville, IL, 29455 (shows through window on outbound envelope)

Your signature(s) acknowledges receipt with this Proxy of a copy of the Notice of Special Meeting and the Proxy statement.  Your signature(s) on this Proxy should be exactly as your name(s) appear on this Proxy. If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, directors or guardians should indicate the full title and capacity in which they are signing.

	SIGNATURE	DATE

QUESTIONS ABOUT THIS PROXY?   Should you have any questions about the proxy materials or regarding how to vote your shares, please contact our proxy information line toll-free at 1-866-521-4198. Representatives are available Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

	SIGNATURE (if held jointly)	DATE

Title – if a corporation, partnership or other entity

When properly executed, this proxy will be voted as indicated on the reverse side or “FOR” the Proposals if no choice is indicated. The proxy will be voted in accordance with the proxy holders’ best judgment as to any other matters that may arise at the Meeting.

THREE OPTIONS FOR VOTING YOUR PROXY

1. Internet

Log on to www.proxyonline.com. Make sure to have this proxy card available when you plan to vote your shares.  You will need the control number found in the box at the right at the time you execute your vote.

CONTROL NUMBER

2. Telephone	Simply dial toll-free 1-866-521-4198 and have this proxy card available at the time of the call.

3. Mail	Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on June 10, 2013

The proxy statement for this meeting is available at: www.proxyonline.com/docs/stw2013.pdf

TAG ID:	BAR CODE	CUSIP: 123456789

PROXY CARD

STW Broad Tax-Aware Value Bond Fund

PLEASE DATE, SIGN AND RETURN PROMPTLY USING THE ENCLOSED, POSTAGE-PAID ENVELOPE WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. YOU MAY VOTE IN PERSON IF YOU ATTEND.

TO VOTE, MARK ONE BOX FOR EACH ITEM IN BLUE OR BLACK INK. Example:	X

PROPOSAL:

FOR	AGAINST	ABSTAIN

1)   To approve the Agreement and Plan of Reorganization  by and among Schroder Series Trust, on behalf of its Schroder Broad Tax-Aware Value Bond Fund (the “Acquiring Fund”), The Advisors’ Inner Circle Fund II, on behalf of its STW Broad Tax-Aware Value Bond Fund (the “Target Fund”), and Schroder U.S. Holdings Inc., pursuant to which the Target Fund will transfer all of its assets to the Acquiring Fund, in exchange for Investor Shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund.

☐	☐	☐

2)   To approve an advisory agreement between STW Fixed Income Management LLC (“STW”) and The Advisors’ Inner Circle Fund II on behalf of the Target Fund, designed to meet technical statutory requirements allowing for payment of escrowed fees to STW.

☐	☐	☐

THANK YOU FOR VOTING

TAG ID:	BAR CODE	CUSIP: 123456789

small barcode here

PROXY CARD

STW Long Duration Investment-Grade Bond Fund
PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 10, 2013

The undersigned, revoking previous proxies with respect to the units of beneficial interest of the STW Long Duration Investment-Grade Bond Fund (the “Target Fund”) in the name of undersigned (the “Shares”), hereby appoints Michael Beattie and Dianne Sulzbach as proxies, each with full power of substitution, to vote, as directed on the reverse side, at the special meeting of shareholders of the Target Fund, to be held at the offices of the Target Fund’s administrator, SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456, at 10:00 a.m., Eastern Time, on Thursday, June 10, 2013, and any adjournments or postponements thereof (the “Meeting”) all of the Shares that the undersigned would be entitled to vote if personally present.

This Proxy will, when properly executed, be voted as directed herein by the signing shareholder(s). If no contrary direction is given when the duly executed Proxy is returned, this Proxy will be voted FOR each of the proposals described in the Proxy Statement and set forth on the reverse side, and will be voted in the appointed proxies’ discretion upon such other business as may properly come before the Meeting.

John Q. Shareholder FBO Timmy Shareholder 11 Proxy Vote Road Proxyville, IL, 29455 (shows through window on outbound envelope)

Your signature(s) acknowledges receipt with this Proxy of a copy of the Notice of Special Meeting and the Proxy statement.  Your signature(s) on this Proxy should be exactly as your name(s) appear on this Proxy. If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, directors or guardians should indicate the full title and capacity in which they are signing.

	SIGNATURE	DATE

QUESTIONS ABOUT THIS PROXY?   Should you have any questions about the proxy materials or regarding how to vote your shares, please contact our proxy information line toll-free at 1-866-521-4198. Representatives are available Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

	SIGNATURE (if held jointly)	DATE

Title – if a corporation, partnership or other entity

When properly executed, this proxy will be voted as indicated on the reverse side or “FOR” the Proposals if no choice is indicated. The proxy will be voted in accordance with the proxy holders’ best judgment as to any other matters that may arise at the Meeting.

THREE OPTIONS FOR VOTING YOUR PROXY

1. Internet

Log on to www.proxyonline.com. Make sure to have this proxy card available when you plan to vote your shares.  You will need the control number found in the box at the right at the time you execute your vote.

CONTROL NUMBER

2. Telephone	Simply dial toll-free 1-866-521-4198 and have this proxy card available at the time of the call.

3. Mail	Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on June 10, 2013

The proxy statement for this meeting is available at: www.proxyonline.com/docs/stw2013.pdf

TAG ID:	BAR CODE	CUSIP: 123456789

PROXY CARD

STW Long Duration Investment-Grade Bond Fund

PLEASE DATE, SIGN AND RETURN PROMPTLY USING THE ENCLOSED, POSTAGE-PAID ENVELOPE WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. YOU MAY VOTE IN PERSON IF YOU ATTEND.

TO VOTE, MARK ONE BOX FOR EACH ITEM IN BLUE OR BLACK INK. Example:	X

PROPOSAL:

FOR	AGAINST	ABSTAIN

1)   To approve the Agreement and Plan of Reorganization  by and among Schroder Series Trust, on behalf of its Schroder Long Duration Investment-Grade Bond Fund (the “Acquiring Fund”), The Advisors’ Inner Circle Fund II, on behalf of its STW Long Duration Investment-Grade Bond Fund (the “Target Fund”), and Schroder U.S. Holdings Inc., pursuant to which the Target Fund will transfer all of its assets to the Acquiring Fund, in exchange for Investor Shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund.

☐	☐	☐

2)   To approve an advisory agreement between STW Fixed Income Management LLC (“STW”) and The Advisors’ Inner Circle Fund II on behalf of the Target Fund, designed to meet technical statutory requirements allowing for payment of escrowed fees to STW.

☐	☐	☐

THANK YOU FOR VOTING

TAG ID:	BAR CODE	CUSIP: 123456789

From:	Pulluru, Harsha [Harsha.Pulluru@ropesgray.com]
Sent:	Thursday, April 25, 2013 10:05 AM
To:	browningk@sec.gov
Cc:	McCabe, Brian D.
Subject:	Schroders N-14 Comment Response Letter
Attachments:	Active_34668613_5_N-14 SEC Staff Comment Response Letter.DOCX

Hello Kim,

Following on our calls on April 11 and 12 to discuss your comments to the Schroder Series Trust N-14 (File No. 333-187383), attached is our proposed comment response letter.  Please do feel free to contact me to discuss these responses.  Pursuant to our previous conversation, once you’ve indicated that you are comfortable with the response, I will file this as correspondence on EDGAR. If you have any further comments, I can reflect them in the response prior to filing. I look forward to speaking with you soon.

Best,

Harsha

1